February 4, 2026

Rebecca Fondell
Senior Vice President, Chief Accounting Officer
Driven Brands Holdings Inc.
440 South Church Street, Suite 700
Charlotte, North Carolina 28202

       Re: Driven Brands Holdings Inc.
           Form 10-K for Fiscal Year Ended December 28, 2024
           File No. 001-39898
Dear Rebecca Fondell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services